
October 30, 2009

Mr. James R. Anderson
Chief Financial Officer
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2;

> **Re:** **Denison Mines Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 1-33414**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

1.   Please confirm that the inclusion of your Principal Executive Officer's and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please eliminate the reference to the Principal Executive Officer's and Chief Financial Officer's titles in the introductory paragraph to conform to the format provided in General Instruction Item B (6)(a) of Form 40-F.

2.   We note you excluded language regarding internal control over financial reporting from the introduction of paragraph four of your certifications. Please tell us why such language was omitted, and modify your certifications to be in the exact form set forth in General Instruction Item B (6)(a) of Form 40-F.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Mark Wojciechowski at (202) 551-3759. With respect to all legal comments, you may contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584. You may contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director